Sun Life Financial statement on Lehman holdings

TORONTO (September 15, 2008) — In response to today’s announcement by Lehman Brothers Holdings Inc. (“Lehman”) of its intent to file a Chapter 11 bankruptcy petition, Sun Life Financial Inc. (TSX/NYSE: SLF) today announced that it holds $334 million par value of Lehman bond securities and approximately $15 million net value of Lehman derivative instruments. Sun Life Financial holds collateral security under collateral security agreements for its net derivative exposure to Lehman.

Most of Sun Life Financial’s Lehman exposure is held in segments backing liabilities. Under Canadian accounting rules, when a bond backing liabilities is written down in value or defaults, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in a strengthening of reserves with a corresponding charge to income.

Sun Life Financial currently expects to record a charge to earnings in the third quarter of 2008 in respect of its Lehman holdings. The amount of the charge is dependent on a number of factors, including the amount of expected recoveries and actuarial cash flow testing which is performed following the close of the quarter on September 30, 2008.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2008, the Sun Life Financial group of companies had total assets under management of CDN$413 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Steve Kee

Assistant Vice-President, Communications

Tel: 416-979-6237

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com